UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-49929

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Access National Corporation Profit Sharing Plan
(As Restated January 1, 2010)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Access National Corporation
1800 Robert Fulton Drive, Suite 300
Reston, Virginia 20191

ACCESS NATIONAL CORPORATION
PROFIT SHARING PLAN
RESTON VA, 20191

REQUIRED INFORMATION

The Access National Corporation Profit Sharing Plan (As restated January 1, 2010) (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan as of December 31, 2016 and 2015, and for the year ended December 31, 2016, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Access National Corporation Profit Sharing Plan
Reston, Virginia

We have audited the accompanying statements of net assets available for benefits of the Access National Corporation Profit Sharing Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of Assets (Held at End of Year) as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
McLean, Virginia
June 29, 2017

ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets
Investments
Mutual funds	$15,674,209	$14,210,193
Fully benefit-responsive investment contract at contract value	439,776	—
Self-directed brokerage accounts	5,138,988	3,121,693
Total Investments	21,252,973	17,331,886
Receivables:
Employer contribution	368,933	335,616
Notes receivable from participants	490,515	571,505
Total receivables	859,448	907,121

Cash	2,520	—

Net assets available for benefits	$22,114,941	$18,239,007

See accompanying notes to the financial statements.

ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN
Statement of Changes in Net Assets
Available for Benefits
For the Year Ended December 31, 2016

2016
Additions to net assets attributed to:
Investment Income:
Net realized and unrealized appreciation	$2,074,189
Dividends	337,347

2,411,536

Interest on participant notes receivable	19,131

Contributions:
Employer	725,268
Participant	1,622,012
Rollovers	51,418
2,398,698

Total additions	4,829,365

Deductions from net assets attributed to:
Benefits paid to participants	838,952
Administrative expenses	114,479

Total deductions	953,431

Net increase	3,875,934

Net assets available for benefits:
Beginning of period	18,239,007

End of period	$22,114,941

See accompanying notes to the financial statements.

ACCESS NATIONAL CORPORATION
PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Access National Corporation Profit Sharing Plan (As Restated January 1, 2010) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a Profit Sharing Plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code (IRC or Code) and covers eligible employees of Access National Corporation (the Company) and its subsidiaries. The Plan was originally established in 2000 and was last amended December 18, 2015 to reflect modifications to the Plan pertaining to automatic enrollment for all newly eligible employees. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions: Employees of the Company and its subsidiaries are eligible to participate in the Plan if they have completed six months of service, as defined by the Plan, and have attained age 21. Participation in the Plan is automatic with a 3% minimum contribution amount. Eligible employees may elect to opt out of participating in the Plan by providing written correspondence. Eligible employees may also elect to make contributions up to a maximum dollar amount prescribed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute, at its discretion, a percentage of the participant’s salary deferral contribution, to be determined each year (the employer matching contribution). Employer matching contributions of $368,933 and $335,589 were made subsequent to December 31, 2016 and 2015, respectively, and are reflected under receivables in the Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015, respectively.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, employer matching contributions, if any, and an allocation of Plan earnings. Allocations are based on participant account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Participants become 100% vested in the employer matching contribution and earnings thereon after completion of three years of credited service.

Number of Years of Credited Service	Vested Interest
Less than 3 years	—%
3 years	100%

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed in a lump sum payment.

Investment Options: All assets in the Plan are invested as directed by individual participants. Participants are given the option to direct account balances and all contributions into mutual funds, money market funds and personal brokerage accounts. The Company’s common stock is not a direct investment option and can only be acquired through the personal brokerage account.

Notes Receivable from Participants: Participants may borrow from their Plan accounts, in accordance with the Plan’s terms and applicable law, up to the lesser of $50,000 or 50% of the participant’s vested interest in the Plan for terms not to exceed five years, unless the loan is for the purchase of a principal residence. Loans to participants are evidenced by promissory notes and are secured by the balance in the participant’s account. Loan principal and interest payments are made in accordance with the note’s amortization schedule. Participants repay loan principal and interest through payroll deductions.

In-service Withdrawals: A Plan participant may request an in-service withdrawal if he or she has attained age 59-1/2.

Forfeitures: Forfeitures represent the non-vested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures may be used to reduce future employer matching contribution expense to the Plan, to pay administrative expenses of the Plan or to fund a qualified non-elective contribution. As of December 31, 2016, forfeitures of $63,202 were available for these purposes. Forfeitures were not used to pay administrative expenses of the Plan for the Plan year ended December 31, 2016.

Expenses: Certain administrative expenses are paid by the Plan as provided by the Plan document. All other administrative expenses are paid by the Company.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP).

Investments: The mutual funds investments and the self-directed brokerage accounts held by the Plan are shown at fair value. The fully benefit-responsive investment contracts are carried at contract value. Purchases and sales are recorded on a trade date basis. The Plan’s investments in mutual funds are valued based on quoted market prices as of the end of the Plan year. The self-directed brokerage accounts consist of common stock and mutual funds, stated at fair value, based on quoted market prices.

Notes Receivable from Participants: Notes receivable from participants are carried at unpaid principal plus accrued interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.

Payment of Benefits: Benefits are recorded when paid.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, and through participants’ self-directed brokerage accounts, investments with readily determinable market values including common stock of the Company. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Recent Accounting Pronouncements: In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 seeks to eliminate diversity in practice surrounding how investments measured at net asset value under the practical expedient with future redemption dates have been categorized in the fair value hierarchy. It was effective for annual reporting periods beginning after December 15, 2015. Management believes the implementation of ASU 2015-07 did not have a material impact on its financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic962), Health and Welfare Benefit Plans (Topic 965) – (I) Fully Benefit-Responsive Investment Contracts, (II) Plan Investment Disclosures, and (III)Measurement Date Practical Expedient (a consensus of the FASB Emerging Issues Task Force). The purpose of this ASU is to simplify plan accounting by eliminating the requirements to measure fair value of fully benefit-responsive investment contracts as well as eliminating certain disclosure requirements for investments that represent 5 percent or more of net assets available for benefits. It was effective for annual reporting periods beginning after December 15, 2015. Management believes the implementation of ASU 2015-12 did not have a material effect on its financial statements.

In January 2016, FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. With certain exceptions, early adoption is not permitted. Management believes the implementation of ASU 2016-01 will not have a material effect on its financial statements.

Fair Value Measurements: The Plan measures certain financial assets and liabilities at fair value in accordance with ASC 820 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels within the fair value hierarchy are described as follows:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices for identical or similar assets in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Common stock - Valued at the closing price reported on the active market on which the individual security is traded.

Mutual funds - Valued at the net asset value of shares held by the Plan at year end.

The following tables summarize investments measured at fair value on a recurring basis:

	Investment Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Growth funds	$3,411,852	$—	$—	$3,411,852
International growth funds	1,286,512	—	—	1,286,512
Index funds	8,992,438	—	—	8,992,438
Target-date retirement funds	1,191,802	—	—	1,191,802
Fixed income funds	791,605	—	—	791,605
Total Mutual Funds	15,674,209	—	—	15,674,209
Self-Directed Brokerage Accounts:
Access National Corp. common stock	2,870,941	—	—	2,870,941
Other common stock	549,223	—	—	549,223
Mutual funds	1,718,824	—	—	1,718,824
Total Self-Directed Brokerage Accounts	5,138,988	—	—	5,138,988
Total investment assets at fair value	$20,813,197	$—	$—	$20,813,197

	Investment Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Growth funds	$6,627,121	$—	$—	$6,627,121
International growth funds	1,319,192	—	—	1,319,192
Index funds	3,691,708	—	—	3,691,708
Target-date retirement funds	1,020,545	—	—	1,020,545
Fixed income funds	1,160,425	—	—	1,160,425
Money market funds	391,202	—	—	391,202
Total Mutual Funds	14,210,193	—	—	14,210,193
Self-Directed Brokerage Accounts:
Access National Corp. common stock	2,085,960	—	—	2,085,960
Other common stock	338,311	—	—	338,311
Mutual funds	697,422	—	—	697,422
Total Self-Directed Brokerage Accounts	3,121,693	—	—	3,121,693
Total investment assets at fair value	$17,331,886	$—	$—	$17,331,886

NOTE 3 — RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 4 — FIXED INCOME GUARANTEED OPTION

The Plan has a fully benefit-responsive guaranteed investment contract ("GIC") with Standard Insurance Company. Standard Insurance Company maintains the contributions in a general account. The GIC does not have specific underlying assets assigned, thus is considered a traditional investment contract. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GIC is included in the financial statements at contract value. Contract value, as reported to the Plan by Standard Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Standard Stable Asset Fund II is a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. As of December 31, 2016, the yield earned and net crediting interest rate was 2.27% after deduction of Plan administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. Under the terms of the existing contract, the crediting interest rate is based on a formula agreed upon with the issuer. The crediting rate is currently reset on a semiannual basis and will not be less than the guaranteed minimum interest rate of 1%.

Certain events may limit the ability of the Plan to transact at contract value with Standard Insurance Company. Such events include termination of the contract, spin-offs, divestitures, layoffs, corporate relocation, partial or total plan termination, retirement incentive programs, and the liberalization of plan withdrawal or transfer rules. Upon occurrence of any of these events, a market value adjustment or other withdrawal restrictions may apply. The Plan sponsor may choose to pay the market value adjustment directly, if applicable, so that participants’ contract values are not affected. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

NOTE 5 — RELATED-PARTY AND PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Columbia Benefits Consultants, Inc., the Plan record keeper, and Mid-Atlantic Trust Company, the Custodian, totaled $107,349 for the year ended December 31, 2016.

NOTE 6 — TAX STATUS

The Plan is a non-standardized prototype and has received an opinion letter from the Internal Revenue Service dated March 31, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related Trust is exempt from taxation.

In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related Trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 — SUBSEQUENT EVENT

On April 1, 2017 the Plan sponsor merged its corporation with Middleburg Financial Corporation. As such, the Plan was amended and restated on April 1, 2017 so as to allow the employees of this newly merged entity to participate in the Plan based on eligibility requirements that had been satisfied under their employment with Middleburg Financial Corporation.

SUPPLEMENTAL SCHEDULE

ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN
EIN 82-0545425, Plan 001
Form 5500, Schedule H, Item 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2016

(a)	( b ) Identity of issue	( c ) Description of Investments	(d) Cost ***	(e) Current Value
	American Funds Cap World Growth & Income R6	Mutual Fund		$1,286,512
	American Funds Income Fund of America R6	Mutual Fund		3,706,674
	American Funds Wash Mutual Invest R6	Mutual Fund		557,825
	Dodge & Cox Income Fund	Mutual Fund		603,412
	Fidelity High Income Fund	Mutual Fund		156,283
	Fidelity Mid-Cap Stock Fund	Mutual Fund		692,487
	T Rowe Personal Strategy Growth Fund	Mutual Fund		77,429
	T Rowe Price Blue Chip Growth	Mutual Fund		1,228,763
	T Rowe Price Mid Cap Value	Mutual Fund		354,357
	Vanguard 500 Index Fund-Admiral Class	Mutual Fund		1,850,002
	Vanguard Dividend Growth Fund Investor Shares	Mutual Fund		373,210
	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund		7,753
	Vanguard LifeStrategy Growth Fund	Mutual Fund		849,458
	Vanguard LifeStrategy Income Fund	Mutual Fund		30,362
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund		193,768
	Vanguard Mid-Cap Index Fund-Admiral Shares	Mutual Fund		737,515
	Vanguard Retirement Funds	Mutual Fund		1,191,802
	Vanguard Short Term Federal Fund-Admiral Shares	Mutual Fund		288,923
	Vanguard Small Cap Growth Index-Admiral Shares	Mutual Fund		681,470
	Vanguard Small Cap Index-Admiral Shares	Mutual Fund		623,441
	Vanguard Short Term Investment-Grade Fund Admiral Shares	Mutual Fund		182,763
	Total Mutual Funds			15,674,209

	Fully benefit-responsive investment contract			439,776
*	Self-directed brokerage accounts			5,138,988
**	Notes receivable from participants with interest rates of 4.25%			490,515
	Total Assets			$21,303,712

*	Self-directed brokerage accounts include stock of the Plan Sponsor, Access National Corporation, a party-in-interest to the Plan.

**	Each note receivable is payable by a party-in-interest to the Plan.

***	Cost information omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Access National Corporation Profit Sharing Plan (As Restated January 1, 2010) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN (As Restated January 1, 2010)
Date: June 29, 2017	By:	/s/ Michael W. Clarke
Michael W. Clarke
President and Chief Executive Officer Access National Corporation, Trustee